UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SuRo Capital Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86887Q109

(CUSIP Number)

Mark D. Klein

SuRo Capital Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019

(212) 931-6331

Copies to:

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street NW

Washington, DC 20001

(202) 383-0100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86887Q109

1		NAME OF REPORTING PERSONS MARK D. KLEIN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC Use Only
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,156,007*
	8	SHARED VOTING POWER 14,659*
	9	SOLE DISPOSITIVE POWER 1,156,007*
	10	SHARED DISPOSITIVE POWER 14,659*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,170,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01%
14		TYPE OF REPORTING PERSON IN

* Of the shares shown above, an immediate family member of the Reporting Person held 14,659 shares, which may be deemed to be beneficially owned by the Reporting Person.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of SuRo Capital Corp., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 640 Fifth Avenue, 12th Floor, New York, New York 10019.

Item 2.	Identity and Background

(a)               This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Mark D. Klein, a citizen of the United States of America.

(b)              The principal business address of Mr. Klein is c/o SuRo Capital Corp., 640 Fifth Avenue, 12th Floor, New York, New York 10019.

(c)               Mr. Klein is the Chairman, President and Chief Executive Officer of the Issuer. The address of the principal executive offices of the Issuer are located at 640 Fifth Avenue, 12th Floor, New York, New York 10019.

(d)              During the past five years, Mr. Klein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the past five years, Mr. Klein has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Klein used personal funds and funds granted to him by the Compensation Committee of the Board of Directors of the Issuer under the Second Amended and Restated Employment Agreement dated April 26, 2021, by and between the Issuer and Mr. Klein, as amended (the “Employment Agreement”), to purchase shares of the Common Stock on the open market. Certain of the shares were purchased with funds provided as a bonus in the gross amount of $850,000 by the Compensation Committee in connection with Mr. Klein’s compensation for his services as the Chief Executive Officer, President and Chairman of the Board of Directors of the Company, all as provided for in the Employment Agreement. Mr. Klein has received similar bonuses in previous years, as well as awards of shares of restricted stock of the Issuer subject to certain specified vesting schedules.

Item 4.	Purpose of Transaction.

The shares of Common Stock were acquired solely for investment purposes and for compensation, as noted above. Mr. Klein may make additional purchases of the Issuer’s securities in the open market, in private transactions or otherwise depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments. Mr. Klein reserves the right to dispose of some or all of his shares of Common Stock in the open market, in private transactions or otherwise, as permissible pursuant to the terms of the agreements by which he acquired such Common Stock and his Employment Agreement.

Item 5.	Interest in Securities of the Issuer

(a) - (b). As of the date hereof, Mr. Klein may be deemed to be the beneficial owner of 1,170,666 shares of Common Stock, representing 5.01% of the total issued and outstanding shares of Common Stock. As set forth below, Mr. Klein’s beneficial ownership of 1,170,666 shares of Common Stock is comprised of his direct beneficial ownership of 1,156,007 shares of Common Stock, as well as his indirect beneficial ownership of 14,659 shares of Common Stock owned by an immediate family member. The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. Klein is based upon 23,378,002 shares of Common Stock outstanding as of November 7, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer pursuant to Rule 13a-13 and Rule 15d-13(d) with the Securities and Exchange Commission on November 8, 2024.

Mr. Klein, together with an immediate family member, may be viewed as having shared voting and dispositive power over 14,659 shares of Common Stock owned by such immediate family member.

(c). On November 26, 2024, November 27, 2024, November 29, 2024, and December 2, 2024, Mr. Klein effectuated purchases of Common Stock of the Issuer via open-market purchases on the Nasdaq Global Select Market using funds acquired pursuant to the grant of the bonus described in Item 3. Such transactions occurred in the amounts and at the prices described as follows:

•	November 26, 2024: 10,000 shares of Common Stock, purchased at a weighted-average price per share of $5.03;
•	November 27, 2024: 32,257 shares of Common Stock purchased at a weighted-average price per share of $5.10;
•	November 29, 2024: 39,000 shares of Common Stock purchased at a weighted-average price per share of $5.20; and
•	December 2, 2024: 743 shares of Common Stock purchased at a price per share of $5.49.

Except as described herein, no other transactions in the Common Stock were effectuated by Mr. Klein during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer

Certain of the securities over which Mr. Klein retains sole voting and dispositive power are subject to restrictions on transfer and/or certain vesting schedules pursuant to restricted stock agreements or other arrangements between Mr. Klein and the Company. Specifically, grants of restricted stock made on December 10, 2021, February 9, 2022, and December 15, 2023 pursuant to restricted stock agreements between Mr. Klein and the Company established restrictions on transfer and vesting schedules providing for such restricted stock to vest in equal thirds on the first, second and third anniversaries of such grants. Additionally, Mr. Klein’s purchases of Common Stock effectuated pursuant to the award of the bonus as described in Item 3 are subject to restrictions on transfer; specifically, one-half of such securities becomes eligible for transfer or sale on the first anniversary of such purchases, and the second half of such securities becomes eligible for transfer or sale on the second anniversary of such purchases.

ITEM 7.	Material To Be Filed As Exhibits

Exhibit 99.1	Second Amended and Restated Employment Agreement, dated April 26, 2021, by and between Sutter Rock Capital Corp. and Mark D. Klein, previously filed in connection with the Issuer’s Quarterly Report on Form 10-Q (File No. 814-00852) filed on May 6, 2021, and incorporated by reference herein.

Exhibit 99.2	Amendment No. 1 to Second Amended and Restated Employment Agreement, dated November 28, 2023, by and between SuRo Capital Corp. and Mark D. Klein, previously filed in connection with the Issuer’s Annual Report on Form 10-K (File No. 814-00852) filed on March 14, 2024, and incorporated by reference herein.

Exhibit 99.3	SuRo Capital Corp. Amended and Restated 2019 Equity Incentive Plan, previously filed in connection with the Issuer’s Annual Report on Form 10-K (File No. 814-00852) filed on March 11, 2022, and incorporated by reference herein.

Exhibit 99.4	Form of SuRo Capital Corp. Restricted Stock Agreement (Employees and Officers), previously filed in connection with the Issuer’s Annual Report on Form 10-K (File No. 814-00852) filed on March 11, 2022, and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024

Mark D. Klein

By:	/s/ Mark D. Klein
Name: Mark D. Klein